Ecopetrol reports on the liquidation of one of its foreign subsidiaries

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the liquidation process of ECP Germany Oil and Gas GmbH, a subsidiary in which Ecopetrol indirectly held 100% of the shares, was completed last December 17, once the record was logged in the German Trade Register.

As previously reported, the mentioned subsidiary was created with the purpose of conducting exploration activities, in association with international industry leaders, in two blocks located in the Kwanza basin, off the coast of Angola, in which Ecopetrol had acquired a 10% interest. The exploratory activities carried out in the area were not successful in identifying the existence of hydrocarbons in the blocks. Therefore, in 2018, Ecopetrol decided to proceed with the liquidation of the branch of the German subsidiary in Angola (a process that concluded in May 2020) and the subsequent liquidation of the German subsidiary.

Bogotá D.C. December 21, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co